UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 9)

Under the Securities Exchange Act of 1934

Sprott Resource Lending Corp.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

85207J100

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 85207J100	Page 2 of 9

1	NAME OF REPORTING PERSON Exploration Capital Partners 2000 Limited Partnership S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 88-045173
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,871,222
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,871,222

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,871,222
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 85207J100	Page 3 of 9

1	NAME OF REPORTING PERSON Resource Capital Investment Corporation S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 88-0384205
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,871,222
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,871,222

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,871,222
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 85207J100	Page 4 of 9

1	NAME OF REPORTING PERSON Rule Family Trust udt 12/17/98 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,885,048
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,885,048

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,885,048
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.3%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 85207J100	Page 5 of 9

1	NAME OF REPORTING PERSON Arthur Richards Rule S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,995,515
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,995,515

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,995,515
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 85207J100	Page 6 of 9

The Statement on Schedule 13G, dated July 23, 2003, filed by Exploration Capital 2000, RCIC, the Trust and Mr. Rule (all as defined below), as amended by Amendment No. 1, dated February 12, 2004, Amendment No. 2, dated February 7, 2005, Amendment No. 3, dated February 13, 2006, Amendment No. 4, dated February 13, 2007 (filed by Exploration Capital 2000, Exploration Capital Partners Limited Partnership, RCIC, the Trust and Mr. Rule), Amendment No. 5, dated February 8, 2008 (filed by Exploration Capital 2000, Exploration Capital Partners 1998-B Limited Partnership, Exploration Capital Partners 2006 Limited Partnership (“Exploration Capital 2006”), RCIC, the Trust, Mr. Rule and by Resource Investment Management Corporation (“RIMC”)), by Amendment No. 6, dated December 4, 2008 (filed by Exploration Capital 2000, Exploration Capital 2008 Limited Partnership (“Exploration Capital 2008”), Exploration Capital 2006, RCIC, RIMC, the Trust and Mr. Rule), by Amendment No. 7, dated February 6, 2009 (filed by Exploration Capital 2000, Exploration Capital 2008, Exploration Capital 2006, RCIC, the Trust and Mr. Rule) and Amendment No. 8, dated February 4, 2010, is hereby amended and restated in its entirety to read as follows:

Item 1(a).	Name of Issuer:

Sprott Resource Lending Corp.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 1028, Bentall 5, 550 Burrard Street, Box 61
Vancouver, British Columbia, Canada V6C 2B5

Item 2(a). -	(c). Name, Principal Business Address and Citizenship of Persons Filing:

(1) Exploration Capital Partners 2000 Limited Partnership (“Exploration Capital 2000”)
7770 El Camino Real Carlsbad, California 92009 Citizenship: Nevada

(2) Resource Capital Investment Corporation (“RCIC”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: Nevada

(3) Rule Family Trust udt 12/17/98 (the “Trust”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

(4) Arthur Richards Rule (“Mr. Rule”) 7770 El Camino Real Carlsbad, California 92009 Citizenship: California

Item 2(d).	Title of Class of Securities:

Common Shares without par value (the “Common Shares”)

Item 2(e).	CUSIP Number:

85207J100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

	(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable

CUSIP No. 85207J100	Page 8 of 9

Item 4.	Ownership.

The information in items 1 and 5 through 11 on the cover pages (pp. 2-5) on Schedule 13G is hereby incorporated by reference.

This Statement is filed (i) by Exploration Capital 2000, as the direct beneficial owner of 4,871,222 Common Shares of the Issuer; (ii) by RCIC by virtue of its position as General Partner of Exploration Capital 2000; (iii) by the Trust by virtue of (A) its indirect ownership and control of Exploration Capital 2000 (as owner of 100% of RCIC) and (B) its direct beneficial ownership of 8,013,826 Common Shares; and (iv) by Mr. Rule by virtue of his positions with RCIC, ownership interest in the Trust and other beneficial ownership interests in Common Shares, all as described in the following sentences. Mr. Rule is President and a Director of RCIC, and, with his wife, is co-Trustee of the Trust, which owns 100% of RCIC. Mr. Rule and his wife beneficially own, respectively, 50,407 and 60,060 Common Shares, aggregating less than 1% of the outstanding Common Shares of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 85207J1005	Page 9 of 9

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 11, 2011	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ GRETCHEN CARTER
Gretchen Carter, Secretary/Treasurer

Date: February 11, 2011	Resource Capital Investment Corporation

	By:	/s/ GRETCHEN CARTER
Gretchen Carter, Secretary/Treasurer

Date: February 11, 2011	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ GRETCHEN CARTER
Gretchen Carter, Attorney-in-Fact

Date: February 11, 2011	Arthur Richards Rule, individually

	By:	/s/ GRETCHEN CARTER
Gretchen Carter, Attorney-in-Fact

EXHIBIT 1

AGREEMENT TO FILE JOINTLY

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of Common Shares of Sprott Resource Lending Corp. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Date: February 11, 2011	Exploration Capital Partners 2000 Limited Partnership

	By:	Resource Capital Investment Corporation, its general partner

	By:	/s/ GRETCHEN CARTER
Gretchen Carter, Secretary/Treasurer

Date: February 11, 2011	Resource Capital Investment Corporation

	By:	/s/ GRETCHEN CARTER Gretchen Carter, Secretary/Treasurer

Date: February 11, 2011	Rule Family Trust udt 12/17/98

	By:	Arthur Richards Rule, Trustee

	By:	/s/ GRETCHEN CARTER
Gretchen Carter, Attorney-in-Fact

Date: February 11, 2011	Arthur Richards Rule, individually

	By:	/s/ GRETCHEN CARTER
Gretchen Carter, Attorney-in-Fact

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints JEFFREY HOWARD and GRETCHEN CARTER, and each of them, his true and lawful attorneys-in-fact and agents with full power to sign for the undersigned and in the name, place and stead of the undersigned, in any and all capacities, any report required to be filed with the Securities and Exchange Commission pursuant to either Section 13 or 16 of the Securities Exchange Act of 1934 and any successor or alternate provisions thereto (the “Exchange Act”) of securities of all entities in which the undersigned may, from time to time, have direct or indirect ownership interests, on, without limitation, Schedule 13D, Schedule 13G, Form 3, Form 4, Form 5 or any other such schedules or forms as may be designated by the Securities and Exchange Commission for such purpose, and any and all amendments thereto and any and all exhibits and other documents necessary or incidental in connection therewith, and to file the same with the Securities and Exchange Commission, hereby granting to said attorneys-in-fact and agents, and each of them, full power of substitution and revocation in the premises, and generally to do and perform each and every act and thing which said attorneys-in-fact and agents, and each of them, may deem necessary or advisable to facilitate compliance with the provisions of said sections of the Exchange Act, and all regulations of the Securities and Exchange Commission thereunder, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or any substitute or substitutes for any or all of them, may do or cause to be done by virtue of these presents.

IN WITNESS WHEREOF, the undersigned have hereunto executed this Power of Attorney this 22nd day of October, 2004.

/s/ ARTHUR RICHARDS RULE
Arthur Richards Rule

RULE FAMILY TRUST U/D/T 12/17/98

By:	/s/ ARTHUR RICHARDS RULE
Arthur Richards Rule, as trustee